Exhibit 12

ARAMARK CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (A)
(Unaudited)
(In thousands)

	Fiscal Year Ended September 28, 2012		Fiscal Year Ended September 30, 2011		Fiscal Year Ended October 1, 2010		Fiscal Year Ended October 2, 2009		Fiscal Year Ended October 3, 2008(B)
Income (loss) from continuing operations before income taxes	$180,470		$121,949		$32,986		$(23,721)		$42,804
Fixed charges, excluding capitalized interest	467,381		501,175		509,344		540,999		576,645
Undistributed earnings of less than 50% owned affiliates	(21,423)		(24,523)		(22,114)		(16,549)		(13,888)
Earnings, as adjusted	$626,428		$598,601		$520,216		$500,729		$605,561
Interest expense	$407,234		$444,915		$451,828		$485,132		$517,334
Portion of operating lease rentals representative of interest factor	59,133		56,033		57,467		55,267		59,311
Fixed charges	$466,367		$500,948		$509,295		$540,399		$576,645
Ratio of earnings to fixed charges	1.3	x	1.2	x	1.0	x	0.9	x	1.1	x

(A)
For the purpose of determining the ratio of earnings to fixed charges, earnings include pretax income (loss) from continuing operations plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals). Prior periods have been adjusted to reflect Galls, LLC, as a discontinued operation.

(B)	Fiscal 2008 was a 53 week year.